# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 Winding Road, Old Bethpage, New York (NY), 11804
Date of event which requires filing of this statement: 02/25/2026
Filed by CIK 0002005138
Persons authorized to receive notices and communications: Alexander Kachmar, Bradley & Daytona Railway and Land Co. L, 5753 Highway, 85 N PMB 5974, Crestview, Florida (FL), 32536, 973-979-1329

## Reporting persons
- Bradley & Daytona Railway and Land Co. LLC (CIK 0002005138): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 16,884; shared voting power 0; sole dispositive power 16,884; shared dispositive power 0; aggregate amount beneficially owned 16,884 (5.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 Winding Road, Old Bethpage, New York (NY), 11804

## Item 2. Identity and Background
Name of person filing:
i. Bradley & Daytona Railway and Land Co. LLC, a Wyoming limited liability company ("Bradley & Daytona); and

ii. Alexander Kachmar, as the managing member of Bradley & Daytona.
Residence or business address: The principal business address of the Reporting Persons is 5753 Highway 85N PMB 5974, Crestview, FL 32536
Present principal occupation or employment: Bradley & Daytona is a private investment entity. Mr. Kachmar serves as the managing member of Bradley & Daytona.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Kachmar is a citizen of the United States. Bradley & Daytona is organized under the laws of the state of Wyoming.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Exhibit 99a

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Series A Preferred Stock of the Issuer based on the Reporting Persons' belief that the Preferred Stock, when purchased, was undervalued and represented an attractive investment opportunity. The Reporting Persons beneficially own 5.01% of the outstanding Preferred Stock.

The Reporting Persons may elect to engage in discussions with the Issuer, including the management or Board of Trustees of the Issuer (the "Board"), and its representatives concerning the enhancement of shareholder value, which may include, but not be limited to: (1) sale of all or some of the Issuer's assets (including, but not limited to, sales of the Issuer's assets to the Reporting Persons, affiliates of the Reporting Persons or other third parties); (2) improvements to the Issuer's balance sheets through strategies including but not limited to recapitalization (including through the issuance or issuances of new securities of the Issuer); (3) improvements to the Issuer's corporate governance practices; (4) proposing appointments of new members to the Issuer's Board or management team in connection with a repositioning of the Issuer's operations and business strategy; and/or (5) pursuit of other strategic alternatives. The Reporting Persons may desire to, and, if the Issuer agrees, enter into, confidentiality or similar agreements with the Issuer to facilitate such discussions. There can be no certainty as to whether discussions will occur, or, if they do, the outcome of such discussions. The Reporting Persons may determine to accelerate or terminate discussions with the Issuer concerning topics related to the enhancement of shareholder value or change the Reporting Persons' intentions with respect to any such matters, in each case, at any time and without prior notice.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending on various factors, including without limitation, the Issuer's governance, compliance with its responsibilities to its shareholders, its financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable. The Reporting Persons may in the future take such actions with respect to their investment in the Issuer on terms and at such times as they deem appropriate. These actions may include, without limitation, acquiring additional shares of the Series A Preferred Stock, or of the common stock par value $0.001 per share of the Issuer ("Common Stock"), or disposing of some or all of his holdings of securities of the Issuer, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change the purpose and/or formulate plans or proposals with respect thereto, and (ii) propose or consider one or more the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D. 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own 16,884 shares of the Issuer's Series A Preferred Stock, representing 5.01% of the Issuer's outstanding Series A Preferred Stock, which is calculated based on 336,944 shares of Series A Preferred Stock outstanding as of September 30, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, filed with the SEC on October 24, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons has sole voting and dispositive power of 16,884 shares of Series A Preferred Stock. The Reporting Person does not share any voting or dispositive power with respect to his ownership of the Series A Preferred Stock.
Transactions in the class effected during the past sixty days: The transactions in the Series A Preferred Stock by the Reporting Person during the past sixty days are set forth in Schedule A below and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Signatures
- Bradley & Daytona Railway and Land Co. LLC: /s/ Alexander Kachmar, Managing Member of Bradley & Daytona Railway and Land Co. LLC (02/25/2026)